Industrial Property Trust Inc.

518 Seventeenth Street, 17th Floor

Denver, Colorado 80202

July 22, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F. Street, N.E.

Washington D.C., 20549

Attention: Mr. Tom Kluck, Legal Branch Chief

Re:	Industrial Property Trust Inc.

      (formerly known as Industrial Property REIT Inc.)

      File No. 333-184126

Dear Mr. Kluck,

In accordance with Rule 461 of the Securities Act of 1933, as amended, Industrial Property Trust Inc. (the “Company”) hereby requests the Securities and Exchange Commission (the “Commission”) to accelerate the effectiveness of the above-captioned Registration Statement on Form S-11 (the “Registration Statement”) and declare the Registration Statement, as then amended, effective as of 12:00 pm (EDT), on July 24, 2013 or as soon thereafter as practicable.

In connection with this request for acceleration of effectiveness, the Company acknowledges that (i) should the Commission or its staff acting pursuant to delegated authority, declare the filing effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Alice Connaughton of Greenberg Traurig, LLP (counsel to the Company) at (212) 801-6496 with any questions about this acceleration request. Please notify us when the delegated authority copy of the orders of the Commission declaring the Registration Statement effective has been executed.

Very truly yours,

INDUSTRIAL PROPERTY TRUST INC.

By:	/s/ Joshua J. Widoff
Name:	Joshua J. Widoff
Title:	Executive Vice President, Secretary and General Counsel

cc:	Alice L. Connaughton, Esq.

      Judith D. Fryer Esq.